December 5, 2008

Via EDGAR (Correspondence) and Courier

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
U.S.A.

Re:	ENERSIS S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 6, 2008
Written Response dated October 28, 2008
File No. 1-12440

Dear Mr. Owings:

By letter dated November 25, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”).  In response to your comments and on behalf of the Company, I have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Trend Information

1.
We note your response to prior comment one of our letter dated September 24, 2008; however, we re-issue this comment.  Though we note that you have discussed several of the trends you reference in your response in the context of your results of operations, you do not discuss them in the context of trends.  Please confirm that you will provide all of the information you have provided in response to prior comment one in future Form 20-Fs as part of your trend disclosure, as applicable.

Response:

We confirm that in future filings of Form 20-F, we will discuss trends not only in the context of the detailed analysis of our results of operations in Item 5A, but also in the context of the more conceptual trend information disclosure

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
December 5, 2008

provided pursuant to Item 5D.  A level of information comparable to that included in response No. 1 in our letter dated October 28, 2008 will be provided in such trend disclosure.

Controls and Procedures

2.
We note your response to prior comment three of our letter dated September 24, 2008 and your proposed revisions.  Specifically, we note your indication that “effective disclosure controls and procedures are designed only to provide reasonable assurance of achieving their control objectives.”  Please revise this disclosure to state, if true, that your disclosure controls and procedures were designed and are effective at the reasonable assurance level as your proposed disclosure does not specifically indicate this.

Response:

We note the Staff’s comment and will revise the Disclosure Controls and Procedures disclosure, as requested, in future filings of Form 20-F as set forth below (blacklining reflects changes from our original disclosure).

“A. Disclosure Controls and Procedures.

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) - 15 (e) and 15 (d) - 15 (e) under the Exchange Act) for the year ended December 31, 20XX. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, ~~even effective~~ the Company's disclosure controls and procedures ~~can only provide~~ are designed to provide reasonable assurance of achieving their control objectives.

Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures ~~were~~ are effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
December 5, 2008

Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

If you have any questions regarding this matter, please feel free to call Mr. Nicolás Billikopf at 562 353 4628.

Yours sincerely,

/s/ Ignacio Antoñanzas
Ignacio Antoñanzas Chief Executive Officer ENERSIS S.A.

c.c.
Mr. Nicholas Kronfeld, Esquire, Davis Polk & Wardwell.
Mr. Edgardo Hernández, Deloitte & Touche.
Mr. Alfredo Ergas, Chief Financial Officer, ENERSIS S.A.
Mr. Fernando Isac, Chief Accounting Officer, ENERSIS S.A.
Mr. Nicolás Billikopf, Capital Markets & Compliance Director, ENERSIS S.A.